82-3964

04010882

04 MAR 29 AM 7:21

HENDERSON INVESTMENT LIMITED

2003/2004 Interim Results

SUPPL

INTERIM RESULTS AND DIVIDEND

The Board of Directors announces that for the six months ended 31st December, 2003 the unaudited consolidated net profit of the Group after taxation and minority interests amounted to HK$822 million, representing an increase of 6% as compared with the restated net profit recorded in the corresponding period in the previous financial year. Earnings per share was HK$0.29.

The Board has resolved to pay an interim dividend of HK$0.11 per share to shareholders whose names appear on the Register of Members of the Company on 21st April, 2004.

CONSOLIDATED INCOME STATEMENT — UNAUDITED

	Notes	For the six months ended 31st December 2003 HK$'000	2002 restated HK$'000
Turnover	2	601,574	600,799
Direct operating costs		(269,174)	(298,717)
		332,400	302,082
Other operating income		50,215	55,435
Profit / (loss) on disposal of investments in securities		1,262	(253)
Unrealised holding gain / (loss) on investments in securities		132,988	(39,711)
Profit on disposal of bridges		104,332	—
Impairment loss on toll highway operating rights, property, plant and equipment recognised		(53,614)	(14,318)
Selling and distribution costs		(30,112)	(24,263)
Administrative expenses		(109,219)	(83,601)
Other operating expenses		—	(341)
Profit from operations	2	428,252	195,030
Finance costs	3(a)	(9,344)	(19,668)
Share of results of associates		632,102	747,738
Amortisation of goodwill		(25,277)	(22,000)
Profit before taxation	3	1,025,733	901,100
Taxation	4	(181,639)	(106,454)
Profit before minority interests		844,094	794,646
Minority interests		(22,012)	(20,687)
Net profit for the period		822,082	773,959
Dividends	5	309,906	309,906
Earnings per share	6	HK$0.29	HK$0.27

PROCESSED MAR 29 2004 THOMSON FINANCIAL

Notes to the Consolidated Income Statement (unaudited)

1. BASIS OF PREPARATION

The condensed interim financial statements are unaudited but have been reviewed by the Audit Committee.

The condensed interim financial statements have been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants ("HKSA").

The principal accounting policies and basis of preparation used in the preparation of these condensed interim financial statements are the same as those used in the Group's audited financial statements for the year ended 30th June, 2003, except for the SSAP 12 (Revised) "Income taxes" which is effective and has been adopted for the first time in preparation of the current period's condensed consolidated financial statements.

On the adoption of the revised HK SSAP 12 (Revised) "Income taxes", deferred taxation is provided in full, using the liability method, on the temporary differences arising between the tax bases of assets / liabilities and their carrying amounts in the accounts with limited exceptions. Deferred taxation is determined by reference to the taxation rate enacted or substantively enacted on the balance sheet date.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

In previous years, deferred taxation was provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallise in the foreseeable future. Future deferred tax benefits were not recognised unless their realisation was assured beyond reasonable doubt. The adoption of the revised HK SSAP 12 represents a change in accounting policy, which has been applied retrospectively so that the comparative figures have been restated to conform the changed policy. The shareholders' equity as at 1st July, 2003 was restated and decreased by HK$390,651,000 which comprised decrease in retained profits of HK$379,631,000 and investment property revaluation reserve of HK$11,020,000 (as at 1st July, 2002: the shareholders' equity decreased by HK$329,501,000, which comprised decrease in retained profits of HK$319,151,000 and investment property revaluation reserve of HK$10,350,000). The effect of change to income tax for the six months ended 31st December, 2003 is an increase in the charge of HK$20,288,000 (31st December, 2002: HK$4,598,000).

2 SEGMENTAL INFORMATION

Business segments:

The business upon which the Group reports its primary segment information is as follows:

Property leasing	-	property rental
Hotel operation	-	hotel operations and management
Department store	-	department store operations and management
Infrastructure	-	infrastructure project investment
Others	-	sale of properties, provision of cleaning and security guard services and provision of information technology services

Segment information about these businesses is presented below:

	For the six months ended 31st December, 2003						
	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
INCOME AND RESULTS							
Turnover	285,836	40,986	62,470	98,450	113,832	–	601,574
Other operating income	1,163	–	375	6,566	35,204	–	43,308
External income	286,999	40,986	62,845	105,016	149,036	–	644,882
Inter-segment income	28,263	–	–	–	2,626	(30,889)	–
Total income	315,262	40,986	62,845	105,016	151,662	(30,889)	644,882
Inter-segment sales were charged at prices determined by management with reference to market prices.							
Segment results	177,740	(1,814)	2,485	69,731	(5,046)	–	243,096
Interest income							6,907
Profit on disposal of investments in securities	–	–	–	–	1,262	–	1,262
Unrealised holding gain on investments in securities	–	–	–	–	132,988	–	132,988
Profit on disposal of bridges	–	–	–	104,332	–	–	104,332
Impairment loss on toll highway operating rights, property, plant and equipment recognised	–	–	–	(53,179)	(435)	–	(53,614)
Unallocated corporate expenses							(6,719)
Profit from operations							428,252
Finance costs							(9,344)
Share of results of associates							632,102
Amortisation of goodwill							(25,277)
Profit before taxation							1,025,733
Taxation							(181,639)
Profit before minority interests							844,094
Minority interests							(22,012)
Net profit for the period							822,082

	For the six months ended 31st December, 2002 (restated)						
	Property leasing HK$'000	Hotel operation HK$'000	Department store HK$'000	Infrastructure HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
INCOME AND RESULTS							
Turnover	275,365	44,544	61,873	112,648	106,369	–	600,799
Other operating income	1,301	–	298	85	36,749	–	38,433
External income	276,666	44,544	62,171	112,733	143,118	–	639,232
Inter-segment income	30,611	–	–	–	2,576	(33,187)	–
Total income	307,277	44,544	62,171	112,733	145,694	(33,187)	639,232
Inter-segment sales were charged at prices determined by management with reference to market prices.							
Segment results	156,383	(2,948)	(544)	74,662	16,169	–	243,722
Interest income							17,002
Loss on disposal of investments in securities	–	–	–	–	(253)	–	(253)
Unrealised holding loss on investments in securities	–	–	–	–	(39,711)	–	(39,711)
Impairment loss on property, plant and equipment recognised	–	–	–	–	(14,318)	–	(14,318)
Unallocated corporate expenses							(11,412)
Profit from operations							195,030
Finance costs							(19,668)
Share of results of associates							747,738
Amortisation of goodwill							(22,000)
Profit before taxation							901,100
Taxation							(106,454)
Profit before minority interests							794,646
Minority interests							(20,687)
Net profit for the period							773,959

Geographical segments

The Group's sale of properties, property leasing, hotel operation, department store operation, security guard services and information technology services are carried out in Hong Kong. Infrastructure is carried out in other regions of the People's Republic of China ("PRC").

The following table provides an analysis of the Group's revenue by geographical market, irrespective of the origin of the goods/services:

	For the six months ended 31st December, 2003		
	Hong Kong HK$'000	PRC HK$'000	Consolidated HK$'000
Turnover	501,969	99,605	601,574
Other operating income	37,228	6,080	43,308
External income	539,197	105,685	644,882

	For the six months ended 31st December, 2002		
	Hong Kong HK$'000	PRC HK$'000	Consolidated HK$'000
Turnover	482,523	118,276	600,799
Other operating income	36,266	2,167	38,433
External income	518,789	120,443	639,232

3 PROFIT BEFORE TAXATION

The consolidated profit from ordinary activities before taxation is arrived for the period at after charging:

(a) Finance costs

	For the six months ended 31st December	
	2003	2002
	HK$'000	HK$'000
Interest on:		
— Bank loans and overdrafts	**8,444**	17,890
— Finance leases	**4**	45
— Other borrowings	**896**	1,733
	9,344	19,668

(b) Items other than those separately disclosed in Notes 2 and 3(a):

	For the six months ended 31st December	
	2003	2002
	HK$'000	HK$'000
Amortisation and depreciation	**30,818**	35,451
Staff costs	**105,098**	103,413
Cost of sales		
— completed properties for sale	**684**	304
— inventories	**62,796**	63,999

4 TAXATION

	For the six months ended 31st December	
	2003	2002 restated
	HK$'000	HK$'000
The Group		
— Hong Kong	**25,337**	15,974
— PRC	**6,799**	6,256
	32,136	22,230
Deferred taxation	**20,288**	4,598
Share of tax on results of associates	**129,215**	79,626
	181,639	106,454

Provision for Hong Kong profits tax has been made at 17.5% (2002: 16%) on the estimated assessable profits for the period.

Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the period on the estimated assessable profits arising in the relevant foreign jurisdiction during the period.

5 DIVIDENDS

	For the six months ended 31st December	
	2003	2002
	HK$'000	HK$'000
Interim dividend at HK$0.11 per share (2002: HK$0.11 per share)	**309,906**	309,906

6 EARNINGS PER SHARE

The calculation of earnings per share is based on the net profit for the period of HK$822,082,000 (2002 restated: HK$773,959,000) and on 2,817,327,395 (2002: 2,817,327,395) ordinary shares in issue during the period. Diluted earnings per share is not shown as there were no dilutive potential shares in existence for the six months ended 31st December, 2003 and 31st December, 2002.

7 **COMPARATIVE FIGURES**

Certain comparative figures have been adjusted as a result of the change in accounting policy for deferred taxation, details of which are set out in note 1.

CLOSING OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 19th April, 2004 to Wednesday, 21st April, 2004, both days inclusive, during which period no requests for the transfer of shares will be accepted. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Standard Registrars Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on Friday, 16th April, 2004. Warrants for the interim dividend will be sent to shareholders on Thursday, 22nd April, 2004.

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

Property Rental

During the period under review, the local rental property market recovered alongside with observed improvements in the Hong Kong and the global economy and saw the rental level for Grade A office and retail shopping properties returning on a growth path. The Group's core rental property portfolio mainly comprises retail shopping properties located in the new towns where patronage is stable. Further, with increased spending in the retail business sector partly brought about by visitors from Mainland China, the total gross rental income of the Group amounted to approximately HK$315 million during the period under review, showing an increase of 3% over that registered in the corresponding period in the previous financial year. The average occupancy level of the rental properties of the Group was maintained at the 94% level. As at the end of the period under review, the rental property portfolio attributable to the Group totally amounted to 2.04 million sq. ft.

Hotel & Department Store Operations

The Newton Hotel Hong Kong and the Newton Hotel Kowloon of the Group recorded an average occupancy level of around 90% during the period under review whilst room tariff rates remained at a relatively low level. Benefiting from the Individual Visit Scheme and Closer Economic Partnership Arrangement ("CEPA") policies that were initiated by the central government, the retailing business of the Group that is operated under its Citistore outlets recorded an increase in turnover in the period under review as compared to that recorded in the corresponding period of the previous financial year.

Security Services

Megastrength Security Services Company Limited, a wholly-owned subsidiary of the Group, provides comprehensive professional security management services which include the provision of security guards, security services for property premises, crisis management and contingency planning services as well as security services in shopping centres and hotels. During the period under review, the business of this company was actively expanded and its profit contribution to the Group had continued to show an increase.

Other Investments

During the six-month period ended 31st December, 2003, a 64% owned subsidiary of the Group, China Investment Group Limited, made approximately HK$69.7 million in profit contribution to the Group. During the period under review, this company transferred the operating and management rights of two toll bridges located in Tianjin to the local municipal government, and approximately HK$104 million in profit before tax was thus derived after making a corresponding adjustment in the relevant accounting policy. A toll road of this company located in Fenghua, Zhejiang Province, however, recorded approximately HK$54 million in impairment loss on assets.

Associated Companies

The Hong Kong and China Gas Company Limited recorded profit attributable to shareholders that amounted to HK$3,051 million in the financial year ended 31st December, 2003, representing an increase of HK$3 million as compared to that recorded in the previous financial year. As at the end of 2003, the number of customers reached 1,520,166, an increase of over 49,400 customers over the previous year. Since the fourth

quarter of 2003, the West-to-East gas pipeline has gradually started supplying gas to Eastern China; and natural gas supply to the other areas along the pipeline's route will also start from 2005 onwards, thus helping to drive rapid growth in commercial, industrial and residential gas consumption. This group continues to expand its foothold in the Mainland and invest in natural gas projects as a long-term strategic priority for its core business development. In 2003, this group particularly focused on developing its Mainland business within the economically prosperous regions of Guangdong, Eastern China, Shandong and Central China where natural gás supply is imminent. The group has thus far concluded 24 city piped-gas joint venture projects in the Mainland, including those undertaken in sizeable cities such as Shenzhen, Nanjing, Wuhan and Jinan. In line with this group's development strategy, it has established Hong Kong & China Gas Investment Limited as an investment holding company to manage the development of this group's Mainland business. In 2003, the group continued to be rated as one of Hong Kong's top ten leading companies in the Far Eastern Economic Review survey of Asian businesses.

In Hong Kong, several substantial pipelaying projects undertaken by this group are at the planning stage or are currently in progress, and these gas supply pipe-laying projects are extended to eastern New Territories and the international theme park on Lantau Island. On the property development front, this group has 15% interest in the Airport Railway Hong Kong Station development project, and the office towers and shopping mall in Phase One as well as in Phase Two of the International Finance Centre had been completed by stage and put up for lease. The mixed-use hotel development portion of this project which is expected to be completed by the end of 2004 will be managed by Four Seasons Hotels and Resorts. The Sai Wan Ho project in which this group holds 50% interest is expected to be completed in 2005, providing 2,020 residential units. Further, the Ma Tau Kok South Plant site is being developed into five residential apartment buildings, providing a total gross floor area of approximately 1.1 million sq. ft. upon its scheduled completion in 2006. It is envisaged that steady growth in business will be maintained by this group in 2004.

Hong Kong Ferry (Holdings) Company Limited reported a consolidated profit after taxation for the year ended 31st December, 2003 amounting to approximately HK$265 million, representing a decrease of 22% as compared to that recorded in 2002. During the year under review, profit from sale of residential units of Metro Harbour View remained to be the primary source of income to this group. The entire development project, including the commercial arcade, had been completed in the latter half of 2003. This group has recently accepted the land premium offer in the amount of approximately HK$390 million for No. 222 Tai Kok Tsui Road and soon after the related procedures are completed, construction work will commence on this site to develop a total gross floor area of 320,000 sq. ft. Further, the site located at Nos. 43-51A Tong Mi Road which was just acquired by this group in October 2003 will be developed into a residential-cum-commercial building with a total gross floor area of approximately 53,000 sq. ft. The total investment amount of this project is around HK$120 million and it is expected to be completed at the end of 2005.

Miramar Hotel and Investment Company, Limited recorded HK$97 million in unaudited profit attributable to shareholders for the six months ended 30th September, 2003, representing an increase of 11.5% over that recorded in this corresponding period in the previous financial year. Although the different business operations of the group recorded varied degree of decline in sales during the period when the Hong Kong economy was adversely affected by SARS epidemic, yet it could then immediately take measures to counter the negative impact by offering a number of promotional privileges to attract local customers to its hotel as well as food and beverage outlets, and at the same time undertook various extra stringent cost control measures to minimize decline in its profit effectively. Satisfactory land sales in the United States during the period under review also made positive profit contribution to this group. It is envisaged that the core business operations of this group will benefit from the gradual recovery of the economy and tourist industry of Hong Kong.

Henderson Cyber Limited

Henderson Cyber Limited reported loss attributable to shareholders of approximately HK$11 million for the six months ended 31st December, 2003, showing a slight improvement as compared with that for the corresponding period in the previous financial year. During the period, the group actively implemented its marketing strategy to continue to expand the iCare broadband and Internet services, IDD telephone services and retail businesses. With users and registered subscribers of the various services offered by this group grew to a total of 358,000 as at the end of December, 2003, these business operations represent as the major source of income for this group.

FINANCIAL REVIEW

Review of results

During the six-month period that ended on 31st December, 2003, the Group's turnover amounted to approximately HK$602 million, similar to that recorded in the corresponding period in the previous financial year. The Group's profit attributable to shareholders amounted to approximately HK$822 million in the period under review, representing an increase of 6.2% over the restated profit of HK$774 million (previously stated as HK$794 million) recorded in the corresponding period in the previous financial year. This increase was partly attributed to the booking of unrealized holding gain on investments in securities of approximately HK$133 million and profit recorded on disposal of two toll bridges of the Group. The above-mentioned restatement of profit was made in accordance with the revised SSAP 12 "Income Taxes" in relation to accounting for deferred tax which the Group has adopted with effect from 1st July, 2003.

The Group's total income generated from property rental during the period under review amounted to approximately HK$315 million, showing a slight increase of 2.6% over that recorded in the corresponding period of the past financial year. Profit contribution from this business segment increased by 14% to approximately HK$178 million in the interim period under review from HK$156 million that was recorded in the corresponding period of the past financial year. In respect of the core investment property portfolio, the Group's strategy to invest in retail shopping centres situate in the centre of new towns and transportation nodes has provened to contribute to stable recurrent income.

During the six-month ended 31st December, 2003, the hotel operation of the Group, after deducting all relevant operating costs and expenses, recorded a loss of approximately HK$1.8 million in segmental result as room tariffs were recorded at a relatively low level reflecting the aftermath of the Severe Acute Respiratory Syndrome ("SARS") outbreak in the first half of 2003 and compared with a loss of HK$2.9 million registered for the six-month period ending 31st December, 2002. The Group's department store operation reported a profit of approximately HK$2.5 million as compared to a loss of approximately HK$0.5 million registered in the corresponding period in the previous financial year alongside with recovery seen in consumer spending and increase in tourists arrival.

The Group's result from its infrastructure projects in Mainland China, which are operated under the Group's subsidiary, China Investment Group Limited, amounted to approximately HK$69.7 million as compared to HK$74.7 million recorded for the corresponding period in the previous financial year. The reduced contribution was mainly attributed to a drop in traffic flow and revenues in respect of the toll roads and bridges in the period under review. During the period under review, China Investment Group Limited disposed of two bridges to the municipal government of Tianjin and gave rise to a gain on disposal of approximately HK$104 million to the Group. Separately, the toll roads located at Fenghua, Zhejiang Province, owned by this company recorded an impairment loss in the amount of approximately HK$54 million as the board of directors of the company took a considered view to write down their value due to severe adverse position arising from neighbouring competing routes.

The segment of other activities of the Group, which mainly include securities investment and information technology business, registered a combined loss of approximately HK$5 million in the financial period under review as compared to a profit of HK$16 million recorded in the corresponding period of the previous financial year mainly due to reduced level of dividend income from securities investment.

Share of results of associates of the Group, which was mainly represented by contributions from the Group's investment in the three listed associates, amounted to approximately HK$632 million as compared to HK$748 million that was recorded in the corresponding period of the previous financial year. The total profit attributed to the three listed associates amounted to HK$619 million during the period under review due to the aftermaths of SARS as compared to HK$731 million recorded in the corresponding period of the previous financial year.

Financial Resources and Liquidity

As at 31st December, 2003, shareholders' fund of the Group amounted to approximately HK$19,774 million, which was similar to the level that was recorded as at 30th June, 2003. The Group is in a strong financial position and possesses a large capital base. As at the end of the six-month period under review, the cash holdings of the Group amounted to approximately HK$1,022 million, after netting off the total borrowings that stood at approximately HK$324 million, the Group was in a net cash position of approximately HK$698 million.

Except for the portion of the bank borrowings that amounted to approximately HK$243 million related to a subsidiary of the Group that engages in infrastructure investments in Mainland China, banking facilities made available to the Group were unsecured and with the vast majority being obtained on a committed term basis. With substantial committed banking facilities in place and continuous cash inflow generated from a solid base of recurrent income, the Group has adequate sources for funding its ongoing operations as well as future expansion.

Other than the disposal of two toll bridges of the Group, the Group did not undertake any significant acquisition or disposal of assets outside its core business during the period under review.

Loan Maturity Profile

The maturity profile of the Group's bank loans and borrowings outstanding as at 31st December, 2003 and 30th June, 2003 respectively are summarised as follows:

	As at 31st December, 2003 HK$'000	As at 30th June, 2003 HK$'000
Bank Loans and Borrowings Repayable:		
Within 1 year	**140,570**	360,290
After 1 year but within 2 years	**47,744**	65,485
After 2 years but within 5 years	**135,679**	109,289
After 5 years	**—**	65,275
Total Bank Loans and Borrowings	**323,993**	600,339
Less: Cash at bank and in hand	**(1,022,104)**	(814,563)
Total Net Bank Deposits	**(698,111)**	(214,224)

Gearing Ratio

As at the end of the period under review, the gearing ratio of the Group which was calculated on the basis of the total net bank borrowings as a ratio of the Group's shareholders' fund was zero, in a position that was the same as that registered as at 30th June, 2003. The Group's total interest expense was recorded at approximately HK$9 million for the six-month ended 31st December, 2003 and profit from operations of HK$428 million covered the total interest expense by 47.6 times for the period under review, as compared to 9.8 times that was posted as at the end of the corresponding period of the previous financial year.

Interest Rate Exposure and Exchange Rate Exposure

The Group's financing and treasury activities were managed centrally at the corporate level. Banking facilities obtained by the Group to finance its Hong Kong operations were mainly denominated in Hong Kong Dollars. Bank loans and borrowings of the Group, which are primarily obtained from international banks in Hong Kong with interests chargeable mainly based on certain agreed interest margins over the Hong Kong Interbank Offer Rate, are therefore mainly of floating rate in nature. In respect of the Group's subsidiary, China Investment Group Limited, a portion of its borrowings was denominated in Renminbi during the period under review to fund its infrastructure projects in Mainland China. As a whole, the core operations of the Group can therefore be considered as not exposed to foreign exchange rate risk to any significant extent. The use of financial derivative instruments is strictly controlled and is solely for management of the Group's interest rate and foreign currency exchange rate exposures in connection with its borrowings. In order to fix the Group's Hong Kong Dollar borrowings at the current low interest rate level, the Group has entered into Hong Kong Dollars interest rate swap agreements in the previous financial year, and a number of these interest rate swap contracts remained outstanding as at 31st December, 2003.

Capital Commitments

As at 31st December, 2003, capital commitments of the Group amounted to approximately HK$15 million which was similar as that outstanding as at 30th June, 2003. These were mainly made up of contracted commitments of the Group for acquisition of property, plant and equipment, and for property development and renovation expenditure. Other commitments of the Group were related to operating lease commitments being

mainly rentals payable by the Group for retail shopping premises and these decreased to approximately HK$124 million as at the end of the period under review from HK$349 million that was recorded as at 30th June, 2003 as a result of closure of the retailing operations by China Investment Group Limited in Mainland China which led to early termination of the lease agreements of the retail premises.

Contingent Liabilities

The Group did not record any outstanding contingent liabilities as at 31st December, 2003.

Use of Capital and Funding

Capital of the Company and retained profits of the Group will continue to be put to good use to develop the Group's business. The Group has adequate capital resources and abundant unutilised banking facilities for funding its ongoing operations and further expansion.

EMPLOYEES

As at 31st December, 2003, the number of employees of the Group was about 1,300. The remuneration of employees was in line with the market trend and commensurable to the level of pay in the industry. Discretionary year-end bonus was paid to employees based on individual performance. Other benefits to employees include medical insurance, retirement scheme, training programmes and educational subsidies.

Employees of the Group who are full-time employees and executive directors of Henderson Cyber Limited ("Henderson Cyber") or any of its subsidiaries may be granted share options to subscribe for shares in Henderson Cyber in accordance with the terms and conditions of the share option scheme approved by Henderson Cyber at an extraordinary general meeting held on 28th June, 2000.

Total employees' costs amounted to HK$105 million for the six months ended 31st December, 2003 and HK$103 million for the corresponding period of last year.

PROSPECTS

Recovery of the global economy is making good progress as Mainland China continues to record strong growth. The central government has taken active steps to put into effect the policies of the Individual Visit Scheme and CEPA which led to sustained growth in tourists arrival and domestic exports. All these favourable factors, together with the accelerating pace of the merging of the Pearl River Delta Region, will contribute to bring about good prospect of continued growth for the local economy.

With complementary policies and active steps taken by the Government in various areas of trade and commerce, tourists arrival recorded a great increase. These have proved to be beneficial to the hotel, retailing as well as food and beverage businesses of the Group. The major investment properties held by the Group are mostly large-scale retail shopping properties located close to mass railway network with heavy pedestrian traffic and the occupancy rates and rental level are relatively stable. Moreover, contributions to profits from the Group's listed associated companies, which include The Hong Kong and China Gas Company Limited, Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited, will provide in the long term as a stable source of profit to the Group. The Group possesses abundant financial resources which will enable the Group to further expand its diversified businesses. In the absence of unforeseen circumstances, it is anticipated that the performance of the Group will be satisfactory in the current financial year.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the period under review, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

INTERIM REPORT

The interim report containing the detailed information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange") will be published on the Stock Exchange's website in due course.

By Order of the Board
John Yip
Secretary

Hong Kong, 17th March, 2004

Please also refer to the published version of this announcement in South China Morning Post.